82-4421





RECEIVED
2004 APR 26 A 11:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EASTMAIN

Eastmain Resources Inc. (TSX-ER)
SECOND QUARTERLY REPORT
FOR THE PERIOD ENDING January 31, 2004

SUPPL
PROCESSED
APR 28 2004
THOMSON FINANCIAL

Highlights:

- **Private placement at $1.05 per share adds $1.85 million to treasury**
- **28 new properties added as part of Noranda exploration agreement**
- **Clearwater 75% earn-in expenditures and 2003 resource estimate submitted to SOQUEM**
- **Reserve Creek linecutting and geophysical surveys underway**

Summary of Exploration Activities

Eastmain has submitted $2.5 Million in exploration expenditures to SOQUEM to fulfill its requirement to earn 75% ownership of the Clearwater Project. The Company completed 17,828 metres of drilling in two phases satisfying its expenditure requirements two years ahead of schedule. An updated resource estimate for the Eau Claire gold deposit, conforming to National Instrument 43-101, has been completed and will be released upon review by SOQUEM Inc. The Eau Claire deposit is open to the east and at depth with gold-bearing veins forming three separate trends. Future exploration will include a pre-scoping study of the deposit near surface, continued drill testing of Eau Claire laterally and at depth, and the search for a second gold deposit regionally on the property.

Hydro Québec is presently constructing the $2-Billion EM-1 power generation facility on the Eastmain River two kilometres west of the Clearwater property. This new infrastructure will improve access, transportation costs and logistical support for future exploration and mining at Clearwater.

Eastmain and Noranda Inc. have acquired 28 new properties as part of their Megatem exploration project in the prolific Abitibi greenstone belt. A comprehensive compilation and interpretation of previous exploration data has been assembled for the area of interest. The survey area has been increased to 13,800 line-kilometres of airborne (Megatem ^{II}) geophysical surveys and is expected to begin by late April or early May 2004.

At the Reserve Creek project in Ontario, linecutting and ground geophysical surveys are in progress. Induced polarization (IP) surveys will be completed over the Williamson A, B & C gold zones and laterally across the property in an effort to delimit the known zones and to define new targets for drill testing.

dli 4/28

Management Discussion and Analysis
Overview of Operations

Eastmain Resources Inc. is an exploration company with gold and base metal property assets in Ontario, Québec and New Brunswick. The Corporation holds an option to earn 75% interest in the Clearwater gold project in Québec. In January 2004 Eastmain entered into an exploration agreement with Noranda Inc. to explore for gold and base metal deposits in Ontario. In November 2003 Eastmain formed a five-year strategic alliance with Goldcorp Inc. for the purposes of acquisition, exploration and development of gold deposits in Québec. The Company acquired an option to earn 50% interest in the Reserve Creek project, Ontario in October of 2003, in exchange for $1.1 million in

exploration expenditures and 360,000 common shares issued over three years to Slam Exploration Ltd. In September 2003 Eastmain granted an option to Dianor Resources Inc. to explore for diamonds in its Abitibi Extension project area in exchange for 500,000 Dianor common shares and $500,000 in exploration expenditures over a five-year term.

Results of Operations

As at January 31, 2004 the cash and cash equivalents of the Corporation increased to $6,536,899 compared to $1,257,458 for the period ending January 31, 2003. Eastmain contributed $945,981 in deferred exploration expenditures for the six-month period. Revenue for the three-month period was $32,783 while operating expenses totaled $363,026. The increase in General and Administration expenses is attributed to higher legal, audit and stock exchange fees related to the private placements completed during the six month period. The net loss for the three-month period was $330,243 compared to $44,022 for the three month period ending January 31, 2003. The Corporation raised $1.85 million through Fort House Inc. in December 2003. Management subscribed for 47,900 common shares of the placement for net proceeds of $50,300 to the Corporation.

As at March 15, 2004, 7,705,318 share-purchase warrants were outstanding which, if exercised, would result in proceeds of $ 5,028,062 to Eastmain. 1,375,000 options have been issued as at January 31, 2004, which if exercised would result in proceeds of $ 602,500 to the Company. The Corporation also had an estimated $916,382 in receivable resource credits due from the province of Québec as at January 31, 2004. Subsequent to the end of the reporting period SIDEX, a Québec Mining Fund exercised 454,546 warrants for net proceeds of $340,910 to Eastmain.

Financial Statements

The accompanying financial statements have been prepared by management in accordance with generally accepted accounting principals in Canada. These statements have been reviewed and approved by the Audit Committee of the Board of Directors, comprised of three independent, non-executive directors.

Liquidity and Capital Resources

The Company has no debt and sufficient working capital to cover the costs of its current exploration expenses. Eastmain is dependent on obtaining regular financing in order to continue its exploration programs in the future. Despite previous success in acquiring this financing, there is no guarantee of obtaining future financing.

Outlook

Eastmain anticipates an exceptionally active year with an estimated exploration budget of $3.5 Million allocated for Clearwater, Reserve Creek, the Goldcorp alliance and the Noranda Megatem projects.

Donald J. Robinson,
President and Chief Executive Officer
March 29, 2004

EASTMAIN RESOURCES INC.

Balance Sheets (Prepared by Management)

	January 31, 2004 (Unaudited)	July 31, 2003 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 6,424,577	$ 1,470,769
Marketable securities	-	49,125
Prepaid and sundry receivables	112,322	162,278
	6,536,899	1,682,172
Equipment	89,755	99,727
Mining properties and deferred exploration expenditures	9,017,309	8,018,228
	$ 15,643,963	$ 9,800,127
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 360,133	$ 291,237
Shareholders' equity		
Capital stock		
Authorized - Unlimited common shares		
Issued		
Common shares (Note 2)	17,053,250	13,358,630
Warrants (Note 4)	1,992,395	312,793
Contributed Surplus (Note 3)	63,900	6,500
Deficit	(3,825,715)	(4,169,033)
	15,283,830	9,508,890
	$ 15,643,963	$ 9,800,127

Responsibility for Financial Statements

The accompanying financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the July 31, 2003 audited financial statements . Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

EASTMAIN RESOURCES INC.

Statements of Operations and Deficit

(Prepared by Management - Unaudited)

	Three Months Ended January 31,		Six Months Ended January 31,	
	2004	2003	2004	2003
Revenue				
Interest and dividends	$ 20,102	$ 16,870	$ 29,307	$ 44,402
Management fees	12,681	55,152	64,548	123,750
	32,783	72,022	93,855	168,152
Expenses				
Amortization	4,986	604	9,972	3,024
General and administration	358,040	115,440	466,453	206,343
Stock option compensation (Note 3)	-	-	72,700	-
Write-down of marketable securities	-	-	-	20,125
	363,026	116,044	549,125	229,492
Loss for the period before the following:	(330,243)	(44,022)	(455,270)	(61,340)
Gain on sale of investments	121,588	-	121,588	-
Future income tax recovery	677,000	-	677,000	-
Income (loss) for the period	468,345	(44,022)	343,318	(61,340)
DEFICIT, beginning of period	(4,294,060)	(2,504,922)	(4,169,033)	(2,487,604)
DEFICIT, end of period	$ (3,825,715)	$ (2,548,944)	$ (3,825,715)	$ (2,548,944)

EASTMAIN RESOURCES INC.

Statements of Cash Flows

(Prepared by Management - Unaudited)

	Three Months Ended January 31,		Six Months Ended January 31,	
	2004	2003	2004	2003
Cash provided by (used in)				
OPERATING ACTIVITIES				
Income (loss) for the period	$ 468,345	$ (44,022)	$ 343,318	$ (61,340)
Adjustments not affecting cash				
Stock option compensation (Note 3)	-	-	72,700	-
Future income tax recovery	(677,000)	-	(677,000)	-
Gain on sale of investments	(121,588)	-	(121,588)	-
Amortization	4,986	604	9,972	3,024
Write-down of marketable securities	-	-	-	20,125
Changes in non-cash working capital items	(30,554)	(65,234)	118,852	(179,184)
	(355,811)	(108,652)	(253,746)	(217,375)
FINANCING ACTIVITIES				
Issue of common shares, net of costs	1,827,954	30,000	5,982,822	520,000
INVESTING ACTIVITIES				
Mining claims and deferred exploration expenditures	(262,610)	(625,594)	(945,981)	(1,377,196)
Proceeds from sale of investments	170,713	-	170,713	-
	(91,897)	(625,594)	(775,268)	(1,377,196)
Change in cash and cash equivalents	1,380,246	(704,246)	4,953,808	(1,074,571)
Cash and cash equivalents, beginning of period	5,044,331	1,728,882	1,470,769	2,099,207
Cash and cash equivalents, end of period	$ 6,424,577	$ 1,024,636	$ 6,424,577	$ 1,024,636

EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Six Months Ended January 31, 2004
(Unaudited)

1. ACCOUNTING POLICIES

The management of Eastmain Resources Inc. (the "Company") have prepared these financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended July 31, 2003.

The disclosure in these interim financial statements do not conform in all respects to generally accepted accounting principles in Canada for annual financial reporting.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended January 31, 2004 are not indicative of the results that may be expected for the full year ending July 31, 2004.

These statements follow the same accounting policies as the July 31, 2003 audited financial statements.

2. CAPITAL STOCK

	Shares	Amount
Balance, July 31, 2003 (audited)	32,846,505	$ 13,358,630
Private placement (*)	8,800,000	4,400,000
Private placement (**)	1,761,904	1,850,000
Cost of issue - tax effect of flow-through shares	-	(677,000)
Exercise of stock options - cash	412,500	145,500
Exercise of stock options - black-scholes valuation	-	15,300
Exercise of warrants - cash	250,000	77,500
Exercise of warrants - black-scholes valuation	-	6,850
Issued for mining properties	90,000	53,100
Cost of issue - cash	-	(490,178)
Cost of issue - black-scholes valuation	-	(282,519)
Warrant valuation (*)	-	(1,095,600)
Warrant valuation (**)	-	(308,333)
Balance, January 31, 2004 (unaudited)	44,160,909	$ 17,053,250

(*) The Company issued 8,800,000 units at a price of $0.50 per unit for gross proceeds of $4,400,000. Each unit consists of one common share and one-half purchase warrant. Each complete warrant gives the warrant holder the right to buy one common share of the Company at a price of $0.60 per share until October 24, 2005. The fair value of the share purchase warrants has been estimated using the Black-Scholes pricing option model and is disclosed as a separate item in shareholders' equity. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. The value assigned to the 4,400,000 warrants was $1,095,600.

(**) The Company also issued 1,761,904 flow through units at a price of $1.05 per unit for gross proceeds of $1,850,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.25 per share for a period of 18 months from the date of closing. In connection with the private placement, management subscribed for $50,000 of the offering. The agent for the private placement was paid a 5% commission. In addition to the commission, compensation units equal to 5% of the number of units sold were issued (See Note 4). Each compensation unit consisted of one non flow through share at an exercise price of $0.86 per share and one-half of one purchase warrant at an exercise price of $1.25 per share for a period of 18 months from the date of closing. In connection with the issue of the private placement, the value assigned to the issue of 880,952 warrants was $308,333. The assumptions used for the valuation of the warrants were: dividend yield 0%, expected volatility 100%, risk free interest rate 4.5% and an expected life of 18 months.

2. CAPITAL STOCK (Continued)

The Company also issued 90,000 common shares for the purchase of mining properties.

During the period, 250,000 warrants were exercised and accordingly, $6,850 attributed to these warrants were re-classified to capital stock.

3. STOCK OPTIONS

The following summarizes the stock option activity for the period:

	Number of Options	Weighted Average Exercise Price ($)
Balance, July 31, 2003 (audited)	1,250,000	0.33
Exercise during the period	(412,500)	0.35
Canncelled	(62,500)	0.28
Granted	600,000	0.69
Balance, January 31, 2004 (unaudited)	1,375,000	0.44

The Company applies the fair value method of accounting for stock-based compensation awards to non-employees and accordingly, $72,700 (6 months) was recorded as stock option compensation expense and contributed surplus, for the 200,000 (6 months) options granted to consultants during the period.

For purposes of the 200,000 (6 months) options granted to consultants, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and an expected life of 5 years.

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for 400,000 options granted to employees been determined on the basis of its fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, the Company's pro forma net income and income per share for the six months ended January 31, 2004 would have been as follows:

		Income		Income Per Share
As reported	$	343,318	$	0.01
Pro forma	$	150,018	$	0.00

For purposes of the above calculations, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and expected life of 5 years.

3. STOCK OPTIONS (Continued)

As at January 31, 2004, the Company had the following stock options outstanding:

BLACK-SCHOLES VALUE ($)	NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
-	500,000	0.36	February, 2005
-	100,000	0.34	May, 2006
-	200,000	0.26	February, 2007
6,500	25,000	0.34	November, 2007
15,300	50,000	0.40	August, 2008
42,100	100,000	0.55	October, 2008
-	300,000	0.55	October, 2008
-	100,000	0.88	October, 2008
63,900	1,375,000		

During the period, 412,500 stock options were exercised and the value of $15,300 attributed to these stock options were reclassified from contributed surplus to capital stock.

4. WARRANTS

As at January 31, 2004, the Company had the following warrants outstanding:

BLACK-SCHOLES VALUE ($)	NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
98,636	454,546	0.75	February, 2004
156,000	1,000,000	0.45 - 0.60	February, 2005
40,972	347,223	0.45	July, 2004
10,335	65,000	0.40	July, 2004
1,095,600	4,400,000	0.60	October, 2005
246,400	880,000	0.51	October, 2005
308,333	880,952	1.25	June, 2005
36,119	88,095	0.86	June, 2005
1,992,395	8,115,816		

Fort House Inc. received 88,095 compensation units. These compensation units were valued at $36,119 using the Black-Scholes option model. The following assumptions were used to estimate this figure: expected dividend yield - 0%; expected volatility - 100%; risk-free interest rate - 4.5%; and an expected average life of 18 months.

Included in the 88,095 units are 44,048 sub-warrants that are exercisable at $1.25 per warrant and expire June 16, 2005. The sub-warrants were valued at $26,429 using the same assumptions as described in the previous paragraph.

5. RELATED PARTY TRANSACTIONS

The Company paid a director $48,000 for management wages.

EASTMAIN RESOURCES INC.

6. INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2004	2003
Basic income (loss) per share	$ 0.01	$ 0.00
Diluted income (loss) per share	$ 0.01	$ 0.00
Numerator:		
Net income (loss) for the period	$ 343,318	$ (61,340)
Denominator:		
Weighted average of basic common shares	42,197,736	29,249,014
Weighted average of diluted common shares	42,197,736	29,249,014

EASTMAIN RESOURCES INC.

Supplement to Financial Statements (Prepared by Management)
Six Months Ended January 31, 2004
(Unaudited)

As of March 27, 2004 the following items were outstanding:

a) 44,615,454 common shares

b) Stock Options:

NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
500,000	0.36	February, 2005
100,000	0.34	May, 2006
200,000	0.26	February, 2007
25,000	0.34	November, 2007
50,000	0.40	August, 2008
400,000	0.55	October, 2008
100,000	0.88	October, 2008
1,375,000		

c) Warrants:

NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
1,000,000	0.45 - 0.60	February, 2005
347,223	0.45	July, 2004
65,000	0.40	July, 2004
4,400,000	0.60	October, 2005
880,000	0.51	October, 2005
880,952	1.25	June, 2005
88,095	0.86	June, 2005 (1)
7,661,270		

(1) Included in the 88,095 units are 44,048 sub-warrants that are exercisable at $1.25 per warrant and expire June 16, 2005.